UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.1)

Under The Securities Exchange Act of 1934

JDA SOFTWARE GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46612K108

(CUSIP Number)

Stacey Giamalis, Esq.

QRS Corporation

1400 Marina Way South

Richmond, California 94804

(510) 215-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). QRS Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2004 (as so amended, the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of JDA Software Group, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 14400 North 87th Street, Scottsdale, Arizona, 85260.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 is amended by adding the following paragraph at the end thereof:

“On September 2, 2004, QRS delivered a notice of termination to the Issuer whereby QRS terminated the Merger Agreement. As a result of such termination, the Signatories have no further voting obligations under the Voting Agreements.”

Item 4. Purpose of Transaction

(a) – (b). The response set forth in Item 4 (a) – (b) is amended by adding the following paragraph at the end thereof:

“On September 2, 2004, QRS delivered a notice of termination to the Issuer whereby QRS terminated the Merger Agreement. As a result of such termination, the Signatories have no further voting obligations under the Voting Agreements.”

Item 5. Interest in Securities of the Issuer

(a) – (b) The response set forth in Item 5 (a) – (b) is amended by adding the following paragraph at the end thereof:

“On September 2, 2004, QRS delivered a notice of termination to the Issuer whereby QRS terminated the Merger Agreement. As a result of such termination, the Signatories have no further voting obligations under the Voting Agreements.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2004

QRS CORPORATION

/s/ Elizabeth A. Fetter
Elizabeth A. Fetter President and Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)